PART II — INFORMATION REQUIRED IN OFFERING CIRCULAR

Filed Pursuant to Rule 253(g)(2)

File No. 024-11310

RDE, INC.

5880 Live Oak Parkway

Suite 100

Norcross, Georgia 30093

(773) 272-5000

www.restaurant.com and www.specials.restaurant.com

This Offering Circular Supplement No. 1 dated March 19, 2021 (this “Supplement”) supplements the Post-Qualification Offering Circular Amendment No. 1 of RDE, Inc. (the “Company”), dated February 17, 2021 and qualified on February 26, 2021 (the “Offering Circular”), relating to the Company’s public offering under Regulation A of Section 3(6) of the Securities Act of 1933, as amended, for Tier 2 offerings, pursuant to which the Company is currently offering shares of common stock of our company on a “best efforts” basis. This Supplement should be read in conjunction with the Offering Circular and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements or supersedes the information contained in the Offering Circular and may not be delivered without the Offering Circular, including any amendments or supplements thereto.

This Supplement is being filed to provide updated disclosure to reflect that, effective March 16, 2021, the Company has engaged OpenDeal Broker LLC to assist with processing of investments through the online investment platform at www.republic.co maintained by OpenDeal Inc. (“Republic”).

INVESTING IN OUR SECURITIES INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE “RISK FACTORS” BEGINNING ON PAGE 7 OF THE OFFERING CIRCULAR.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Offering Circular or this Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Supplement No. 1 to Offering Circular is March 19, 2021.

Effective March 16, 2021, we have engaged OpenDeal Broker LLC to assist with processing of investments through the online investment platform at www.republic.co maintained by OpenDeal Inc. (“Republic”). Dalmore Group, LLC (“Dalmore Group”) has agreed to serve as our broker of record to assist in the sale of our shares of common stock pursuant to Regulation A. See “Plan of Distribution.” All capitalized items used herein but not otherwise defined shall have the same meaning ascribed to them in the Offering Circular.

	Price to Public	Underwriting Discounts and Commissions (1)	Proceeds to Issuer (Before Expenses)(2)

Per share	$2.50	$0.25	$2.25

Total Maximum	$5,000,000	$500,000	$4,500,000

(1)	We have not engaged any placement agent or underwriter in connection with this offering. To the extent that we do so, we will file an amendment to the Offering Statement of which this Offering Circular is a part. The company has engaged Dalmore Group, LLC, member FINRA/SIPC (“Dalmore”), to perform administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Dalmore will receive a cash fee of 1% of the gross proceeds we receive with respect to the sale of our shares of common stock in this Offering in addition to a consulting fee of $20,000 payable by the Company to Dalmore. In addition, we have engaged OpenDeal Broker LLC to assist with processing of investments through the online investment platform at www.republic.co maintained by OpenDeal Inc. (“Republic”). OpenDeal Broker LLC will perform substantially the same services as Dalmore, but only for those subscriptions received through Republic. The website www.republic.co will be used to communicate the Offering to investors so they may purchase the securities in this Offering through OpenDeal Broker LLC. As compensation, the Company will pay to OpenDeal Broker LLC a commission equal to 7% of the funds raised through Republic for aggregate investments up to $3,000,000 and 6% of the amount raised over $3,000,000, a securities commission, payable in shares of our common stock, equal to 2% of all shares sold in this Offering and an escrow fee of 2% of the funds raised. While we anticipate most sales will be processed by Dalmore, we are reflecting the higher commission to be received by OpenDeal Broker LLC in this table. See “Plan of Distribution” for details of the compensation payable to Dalmore Group and OpenDeal Broker LLC. Dalmore Group will act as our broker/dealer of record for this Offering.

(2)	The Company expects to spend approximately $140,000 in expenses relating to this Offering, including legal, accounting, travel, printing and other miscellaneous expenses, not including state filing fees.

The shares in the Offering will be sold through our executive officers and directors on a “best-efforts” basis. We may also engage sales agents licensed through the Financial Industry Regulatory Authority (“FINRA”) and pay such agents cash and/or stock-based compensation, which will be announced through a supplement to this Offering Circular. The sale of our shares of common stock will commence once the Offering Statement of which this Offering Circular is a part (“Offering Statement”) is qualified by the Securities Exchange Commission (“SEC”) and continue for one year thereafter or until all shares have been sold, whichever occurs first. Notwithstanding, we may elect to extend this Offering for an additional 90 days or cancel or terminate it at any time.

This Offering is being made pursuant to Tier 2 of Regulation A (Regulation A Plus), following the Form 1-A Offering Circular disclosure format for smaller reporting companies. Prior to this Offering, we have traded on the OTC:QB market.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act, or the JOBS Act.

Investing in our Common Stock involves a high degree of risk. See “Risk Factors” beginning on page 7 for a discussion of certain risks that you should consider in connection with an investment in our Common Stock.

THE SEC DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE SEC HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. THE COMPANY MAY ELECT TO SATISFY ITS OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF THE COMPANY’S SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

The date of this Offering Circular is March 19, 2021.

THE OFFERING

Common Stock to be Sold	Up to 2,000,000 shares of our common stock

Common Stock Outstanding	11,267,324 as of February 17, 2021

Use of Proceeds	We expect our net proceeds from this Offering will be approximately $4,500,000. We plan to use the net proceeds to us from this Offering for working capital and other general corporate purposes, which may include the acquisition of other businesses, products or technologies; however, we do not have any commitments for any acquisitions at this time. See “Use of Proceeds”.

Dividend Policy	We have never declared any cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in financing the growth of our business and do not anticipate paying any cash dividends for the foreseeable future.

Broker

As of December 2, 2020, the Company entered into a Broker-Dealer Agreement to engage the services of Dalmore Group, LLC to act as our broker of record to assist in the sale of our Common Stock being offered on a “best efforts” basis. See “Plan of Distribution”.

Sales Platform	On March 16, 2021 we entered into an Offering Listing Agreement with OpenDeal Broker LLC to process investments in the Company through their online investment platform at www.republic.co maintained by OpenDeal Inc. (“Republic”). See “Plan of Distribution”.

OTC:QB Symbol	RSTN

Risk Factors	You should carefully consider the information set forth in this Offering Circular and, in particular, the specific factors set forth in the “Risk Factors” section beginning on page 7 of this Offering Circular before deciding whether or not to invest in our common stock.

PLAN OF DISTRIBUTION

Currently, we plan to have our directors and executive officers sell the shares in this Offering. They will receive no discounts or commissions. Our executive officers will deliver this Offering Circular to those persons who they believe might have interest in purchasing all or a part of this Offering. We may generally solicit investors, including, but not limited to, the use of social media, newscasts, advertisements, roadshows and the like.

Our directors and officers will not register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Rule 3a4-1. Rule 3a4-1 sets forth those conditions under which a person associated with an issuer may participate in the Offering of the issuer’s securities and not be deemed to be a broker-dealer. The conditions are that: the person meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that he (i) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of the issuer otherwise than in connection with transactions in securities; and (ii) is not a broker or dealer, or an associated person of a broker or dealer, within the preceding 12 months; and (iii) does not participate in selling and Offering of securities for any issuer more than once every 12 months other than in reliance on paragraphs (a)(4)(i) or (a)(4)(iii) of Rule 3a4-1 of the Exchange Act.

Our officers and directors are not statutorily disqualified, are not being compensated, and are not associated with a broker-dealer. They are and will continue to hold their positions as officers or directors following the completion of the Offering and have not been during the past 12 months and are currently not brokers or dealers or associated with brokers or dealers. They have not nor will they participate in the sale of securities of any issuer more than once every 12 months.

Our Common Stock is not listed on any national securities exchange or the NASDAQ stock market. However, our stock is quoted on the OTC:QB Venture Market under the symbol “RSTN.” While our Common Stock is on the Venture Market, there has been limited trading volume. There is no guarantee that an active trading market will develop in our securities. Accordingly, our shares should be considered highly illiquid, which inhibits investors’ ability to resell their shares.

Upon this Offering Circular being qualified by the SEC, the Company may offer and sell shares from time to time until all of the shares registered are sold; however, this Offering will terminate one year from the qualification date of this amended Offering Circular, unless extended or terminated by the Company. The Company may terminate this Offering at any time and may also extend the Offering term by 90 days.

There can be no assurances that we will sell any or all of the securities. All shares will be offered on a “best efforts” basis.

All of the foregoing and following may affect the marketability of our securities. Should any fundamental change occur regarding the status or other matters concerning the selling shareholders or us, we will file an amendment to this Offering Circular disclosing such matters.

Generally, no sale may be made to you in this Offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth. Different rules apply to accredited investors and non-natural persons. Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A. For general information on investing, we encourage you to refer to www.investor.gov.

We are offering up to 2,000,000 shares of our Common Stock for $2.50 per share, for a total of up to $5,000,000 in gross offering proceeds, assuming all securities are sold. There is no minimum investment established for investors and no minimum Offering amount. We may sell significantly fewer shares of common stock than those offered hereby. All accepted subscription funds will be immediately available for our use. We may, in our sole discretion, choose to accept the cancelation of debt owed by us as consideration for shares of common stock offered hereby. Any shares of Common Stock sold for debt cancellation shall be subject to the same terms and conditions as other shares sold hereunder, including the purchase price for such shares.

All subscription agreements and checks are irrevocable until accepted or rejected by the Company and should be delivered to us at the address provided in the subscription agreement. A subscription agreement executed by a subscriber is not binding on us until it is accepted on our behalf by our CEO or by specific resolution of our Board of Directors. We may accept or reject any subscription, in whole or in part, in its sole discretion.

We will deliver stock certificates to the purchasers within five days from request by a shareholder; otherwise shareholders’ shares may be noted and held in our corporate shareholder register.

Effective December 2, 2020, Dalmore Group has agreed to act as our broker of record in connection with the sale of our Common Stock, subject to the terms and conditions of a Broker-Dealer Agreement dated December 2, 2020. Pursuant to the agreement, Dalmore Group’s role in the offering is limited to serving as the broker of record, including providing investor qualification recommendations (e.g., “Know Your Customer” and anti-money-laundering checks) and coordinating with third-party providers to ensure adequate review and compliance. Dalmore Group will have access to the subscription information provided by investors and will serve as broker of record for the Offering. Dalmore Group will not solicit any investors on our behalf, act as underwriter or provide investment advice or investment recommendations to any investor.

Dalmore Group is a broker-dealer registered with the Commission and a member of FINRA and SIPC and will be registered in each state where we sell shares of our Common Stock. Dalmore Group will receive a brokerage fee but will not purchase any interests and, therefore, will not be eligible to receive any discounts, commissions or any underwriting or finder’s fees in connection with this Offering.

We paid Dalmore Group a consulting fee of $20,000 as well as an advance of $5,000 for expenses and $1,550 for the FINRA corporate filing fee. In addition, we agreed to indemnify Dalmore Group and each of its affiliates and their respective representatives and agents for any loss, liability, judgment, arbitration award, settlement, damage or cost (which we refer to as losses) incurred in any third-party suit, action, claim or demand (which we refer to, collectively, as a proceeding) to the extent they are based upon our breach of any provision of Broker-Dealer Agreement, our wrongful acts or omissions or this Offering. Dalmore Group agreed to indemnify us and each of our affiliates and their and our representatives and agents from any losses arising out of any proceeding to the extent they are based upon Dalmore Group’s breach of the agreement or the wrongful acts or omissions of Dalmore Group or Dalmore Group’s failure to comply with any applicable federal, state or local laws, regulators or codes in the performance of its obligations under the agreement.

The Broker-Dealer Agreement has a 12-month term beginning December 2, 2020 and will renew automatically for successive 12-months terms unless either party provides notice of non-renewal at least 60 days prior to the expiration of the then-current term. Additionally, the agreement may be terminated by either party for breach, misrepresentation, failure to comply with legal requirements or insolvency.

In addition, we have engaged OpenDeal Broker LLC (CRD #297797) to assist with processing of investments through the online investment platform at www.republic.co maintained by OpenDeal Inc. (“Republic”). OpenDeal Broker LLC will perform substantially the same services as Dalmore, but only for those subscriptions received through Republic. These services include:

●	Provide a landing page on the Republic platform for our offering of our shares of common stock and perform related services;
●	Review investor information, including KYC (“Know Your Customer”) data, AML (“Anti Money Laundering”) and other compliance background checks, and provide a recommendation to us whether or not to accept investor as a customer;
●	Provide technical services to allow us to execute and deliver evidence of the executed subscription agreement to the investor, and
●	Provide services that allow an investor to send consideration for the shares to the escrow agent.

OpenDeal Broker LLC will not act as an underwriter or placement agent for this offering. As compensation, we will pay to OpenDeal Broker LLC will pay to OpenDeal Broker LLC a commission equal to 7% of the funds raised through Republic for aggregate investments up to $3,000,000 and 6% of the amount raised over $3,000,000, a securities commission, payable in shares of our common stock, equal to 2% of all shares sold in this Offering, and an escrow fee of 2% of the funds raised.

USE OF PROCEEDS

Because the Offering is a best-efforts offering, we are presenting this information assuming that we sell 25%, 50%, 75% and 100% of the shares offered hereby. For purposes of this table, we used $2.50, the per-share offering price.

Capital Raised	$5,000,000

Capital Raised	25%	50%	75%	100%

Gross Offering Proceeds	$1,250,000	$2,500,000	$3,750,000	$5,000,000
Offering Cost	112,500	225,000	337,500	450,000
Net Offering Proceeds	$1,137,500	$2,275,000	$3,412,500	$4,550,000
Outstanding Liabilities	290,000	290,000	290,000	290,000
Salary & Related Comp	50,000	75,000	100,000	150,000
Information Technologies	159,250	318,500	477,750	637,000
Marketing	191,100	382,200	573,300	764,400
Operations	127,400	254,800	382,200	509,600
Sales Organization	238,875	477,750	716,625	955,500
Legal	100,000	100,000	100,000	100,000
Auditing	40,000	40,000	40,000	40,000
General Working Capital	40,875	536,750	1,032,625	1,503,500
Grand Total	$1,350,000	$2,700,000	$4,050,000	$5,400,000

We intend to use the net proceeds principally for improving our online technology, additional staffing in sales, marketing and support personnel, repayment of the remaining $190,000 under the Tyler Anderson settlement of his outstanding convertible note (see” Legal Proceedings”) and working capital and general corporate purposes.

Based on our current plans, we believe our existing cash, cash equivalents and marketable securities, together with the net proceeds from this Offering assuming that we raise at least 25% of the financing we seek, will be sufficient to fund our operating expenses and capital expenditure requirements through September 2021, also assuming that the three note holders do not require additional cash payments prior to that time.

This expected use of the net proceeds from this Offering represents our intentions based upon our current plans and business conditions, which could change in the future as our plans and business conditions evolve. For example, we may use a portion of the net proceeds for the acquisition of businesses or technologies to continue to build our pipeline, our research and development capabilities and our intellectual property position, although we currently have no agreements, commitments or understandings with respect to any such transaction. We cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this Offering or the amounts that we will actually spend on the uses set forth above. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the progress of our business development progress, potential acquisition opportunities and any unforeseen cash needs. As a result, our management will retain broad discretion over the allocation of the net proceeds from this Offering.

Pending our use of the net proceeds from this Offering, we intend to invest the net proceeds in a variety of capital preservation instruments, including short-term and long-term interest-bearing instruments, investment-grade securities, and direct or guaranteed obligations of the U.S. government. We cannot predict whether the proceeds invested will yield a favorable return. Our management will retain broad discretion in the application of the net proceeds we receive from our initial public offering, and investors will be relying on the judgment of our management regarding the application of the net proceeds.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this Offering Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Norcross, Georgia, on March 19, 2021.

RDE, Inc.

/s/ Ketan Thakker
By Ketan Thakker, President and Chief Executive Officer

This Offering Statement has been signed by the following person in the capacities and on the date indicated.

Signature	Title	Date

/s/ Ketan Thakker	President and CEO (Principal Executive	March 19, 2021
Ketan Thakker	Officer, Principal Accounting Officer and Principal Financial Officer) and Director

/s/ M. Scot Wingo	Director	March 19, 2021
M. Scot Wingo

/s/ Kevin Harrington	Director	March 19, 2021
Kevin Harrington

/s/ Paul K. Danner	Director	March 19, 2021
Paul K. Danner

PART III - EXHIBITS

INDEX TO EXHIBITS

Exhibit No.	Description

6.1	Listing Agreement dated March 16, 2021 between RDE, Inc. and OpenDeal Broker LLC